Exhibit (a)(1)(ii)

ELECTION TO TENDER FORM

Name of Optionee:

Social Security Number (last 4 digits):

I have received the Offer to Purchase dated February 1, 2006, including the schedules and exhibits thereto (the “Offer to Purchase”), and this Election to Tender Form (the “Election Form” which, together with the Offer to Purchase, as each may be amended from time to time, constitute the “Offer”).

Upon the terms and subject to the conditions of the Offer, I understand that I may elect to tender my options identified on this Election Form, for the cash consideration set forth below, less any applicable withholding obligations.

By executing and delivering this Election Form, I acknowledge and agree that:

•	IDT’s acceptance of all of the options I elect to tender pursuant to the Offer (the “Tendered Options”) will constitute a binding agreement between IDT and me upon the terms and subject to the conditions of the Offer. Upon IDT’s acceptance of the Tendered Options (1) all of the Tendered Options will be cancelled and I will have no right to purchase shares of IDT Class B common stock under the terms and conditions of the cancelled Tendered Options and (2) all option agreements (if any) relating to the Tendered Options will be automatically rendered null and void and I will have no right to purchase stock under the terms and conditions of any such option agreements;

•	I must tender all of the options that were granted to me on a single grant date at the same exercise price;

•	under the circumstances set forth in the Offer to Purchase, IDT may amend or terminate the Offer and postpone its acceptance and cancellation of any options elected for tender. In such an event, the Tendered Options will not be accepted for purchase and the options and the option agreements (if any) related to them will remain in effect and unchanged;

•	IDT will be entitled to withhold from the aggregate cash consideration to be paid for the Tendered Options any amounts necessary to satisfy the taxes required to be withheld;

•	in order to receive the cash consideration as payment for the Tendered Options, I must be an eligible employee (as described in the Offer to Purchase) from the date I elect to tender options thorough the date of IDT’s acceptance of the Tendered Options; and

•	IDT has advised me to consult with my own tax, financial and other advisors as to the consequences of participating or not participating in the Offer.

I hereby relinquish my entire ownership interest in the Tendered Options. I understand that, if accepted for purchase by IDT, all of the Tendered Options will become null and void on March 24, 2006, unless the Offer is extended and in such case upon the expiration of the extended Offer. I acknowledge that my election is entirely voluntary. I also acknowledge that this election will be irrevocable after 5:00 p.m., New York City time on March 24, 2006, unless the Offer is extended and in such case upon the expiration of the extended Offer.

I hereby elect to tender and cancel the following options (it being understood that, if I so choose to tender, I am required to tender all of the options granted to me on a single grant date that were granted at the same exercise price):

Option Grant Date	Number of Shares Underlying Options Outstanding	Option Exercise Price

(Please attach additional sheets, if necessary.)

Optionee’s Signature	Date

Optionee’s Name

By signing and returning the Election Form, I represent and warrant to IDT that:

•	I have full power and authority to elect to tender the Tendered Options and, when and to the extent the Tendered Options are accepted for purchase by IDT, they will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer, other than pursuant to the applicable option plan and option agreements, and the Tendered Options will not be subject to any adverse claims; and

•	upon request, I will execute and deliver any additional documents deemed by IDT to be necessary or desirable to complete the sale and purchase of my Tendered Options.

Participation Instructions:

Complete this form and send it as soon as possible by mail to either (i) IDT Corporation, 520 Broad Street, Newark, New Jersey 07012, Attn: Shari Gordon, (ii) IDT Global Europe, Princes House, 95 Gresham Street, London EC2V 7NA, United Kingdom, Attn: Sonal Paprocki, or (iii) IDT Global Israel, 1 Golda Meir Blvd., POB 45211, Jerusalem 91450 Israel, Attn: Geoffrey Rochwarger.

This form must be received by us before 5:00 p.m., New York City time on Friday, March 24, 2006, unless the Offer is extended by IDT in its sole discretion.

DO NOT SIGN BELOW (TO BE COMPLETED BY AN AUTHORIZED SIGNATORY OF IDT AND RETURNED TO YOU)

ACCEPTANCE:

IDT Corporation hereby accepts this Election to Tender Form and agrees to honor this election.

Stephen Brown	Date